VEON appoints Alex Kazbegi as Chief Strategy Officer Amsterdam, 4 February 2019 - VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces the appointment of Alex Kazbegi as Chief Strategy Officer, effective from 18 February 2019. Alex will join VEON’s Group Executive Committee and report to the Chairman and CEO, Ursula Burns. Alex brings considerable experience in telecoms and infrastructure after more than 20 years in investment banking in Europe, Middle East and Africa (EMEA). He has been consistently ranked as a leading telecoms analyst in Russia and EMEA by the key industry surveys. Most recently, Alex was a Managing Director and Head of EMEA Telecom, Transportation, Infrastructure and Healthcare Research at Renaissance Capital where he and his team covered about 30 stocks while playing a leading role in multiple high-profile IPOs. Prior to that, Alex was a lead telecoms analyst for EMEA at Citigroup. Alex will oversee VEON’s efforts to identify growth and business development opportunities. Commenting on his appointment, VEON’s Chairman and CEO Ursula Burns said: “Alex’s appointment is a further sign of the momentum that is building at VEON, as we seek to strengthen our core business and grow new revenue streams while remaining focused on ethics and compliance. His experience covering telecoms in Russia and other emerging markets will help the Group Executive Committee lead VEON towards more success and increased shareholder value.” Alex holds dual British and Georgian citizenship. He was awarded an MBA from Tulane University in the USA and a PhD in Theoretical and Mathematic Physics from Tbilisi State University. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute the operating model and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014.

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